Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
333 Clay Street, Suite 3600
Houston, Texas 77002
Phone: 713-654-9502 / Fax: 713-654-9577
March 3, 2008
VIA EDGAR and U.P.S.
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc.
Preliminary Proxy Material filed on Schedule 14A
Filed February 25, 2008
File No. 0-50132
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated February 29, 2008. The responses are accompanied by an amendment to the above-captioned filing.
Approval of Proposed Charter Amendments, page 23
1.	Comment: Discuss the reason(s) for each proposed charter amendment being presented for shareholder approval.

Response: We have amended the disclosure in “Approval of Proposed Charter Amendment” to expand the discussion relating to the reason(s) for each proposed charter amendment being presented for shareholder approval.

2.	Comment: Discuss the effects or potential effects each proposed charter amendment will have on the rights of each class of shareholders.

Response: We have amended the disclosure in “Approval of Proposed Charter Amendment” to discuss the effects or potential effects each proposed charter amendment will have on the rights of each class of shareholders. Please note that the Company believes a number of the proposed changes will not have any effect or potential effects on our stockholders.
In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9502 or by fax at 713-654-9577.
Sincerely,
/s/ Kenneth M. Hale
Mr. Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.

cc:	Richard K. Crump
President, Chief Executive Officer and Director
Sterling Chemicals, Inc.